
May 11, 2011

H. Craig Dees, Ph.D.
Chief Executive Officer
Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, TN 37931

     Re: Provectus Pharmaceuticals, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed March 16, 2011
            File Number: 000-9410

Dear Mr. Dees:

     We have reviewed your April 27, 2011 response to our April 14, 2011 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to the comments.

     After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
4. Equity Transactions, page F-11

1. Please refer to your response to comment two. You state that the amount of the beneficial conversion feature was capped at the amount of proceeds allocated to the Preferred Shares. Therefore, please explain why the disclosure on page F-18 of the 2010 10-K states that the beneficial conversion amount was $7,937,449 for the March issuance and $2,025,000 for the April issuance. In addition, it is still not clear why it is appropriate for the fair value of the warrants to be considered a discount and recorded as a deemed dividend. Please provide us with the authoritative accounting literature that supports this treatment.

2. Please refer to your response to comment three. Please clarify how your accounting policy complies with paragraph 12.e. of ASC 480-10-S99-3A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3854 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant